

13030210

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

SEC FILE NUMBER
8-41695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 Financial Center
(No. and Street)

Birmingham (City) AL (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Pflaum
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road (Address) Birmingham (City) AL (State) 35243 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Alan Z. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC Investment Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WARREN AVERETT, LLC CPAs and Consultants
Warren Averett Kimbrough & Marino Division

INDEPENDENT AUDITORS' REPORT

February 12, 2013

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of LEC Investment Corp. as of December 31, 2012, and the related statements of operations, comprehensive income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of

the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LEC Investment Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	62,960
Deposit - FINRA		89
	$	63,049

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$	460
Stockholders' Equity		
Common stock, par value $1 per share; authorized, issued and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		51,853
		62,589
	$	63,049

See notes to financial statements.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Consulting fee	$ 28,000
Operating Expenses	
Regulatory fees	9,103
General and administrative expenses	16,067
	25,170
Net Income	$ 2,830

See notes to financial statements.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Capital Stock	Paid-in Stock	Retained Earnings	Total
Balance - December 31, 2011	$ 1,000	$ 9,736	$ 49,023	$ 59,759
Net Income	-	-	2,830	2,830
Balance - December 31, 2012	$ 1,000	$ 9,736	$ 51,853	$ 62,589

See notes to financial statements.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Subordinated Liabilities - beginning of year	$	-
Increases (Decreases)		-
Subordinated Liabilities - end of year	$	-

See notes to financial statements.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities		
Net income	$	2,830
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in deposit - FINRA		23
Change in accounts payable		(170)
Net Cash Provided by Operating Activities		2,683
Net Increase in Cash		2,683
Cash - beginning of year		60,277
Cash - end of year	$	62,960

See notes to financial statements.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is a registered broker - dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts and money market funds with a maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Taxes on Income
No provision for income taxes is recorded on the Company's books as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2012, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2011. Years December 31, 2009, and subsequent remain subject to audit by taxing authorities.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Subsequent Events
The Company has evaluated subsequent events through February 12, 2013, the date which the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2012, the Company had net capital of $62,500 which was $57,500 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $460 at December 31, 2012.

NOTE C - RELATED PARTY TRANSACTIONS

The Company charged consulting fees in the amounts of $28,000 during the year ended December 31, 2012 to Crowne Partners Inc., an affiliated corporation in which two of the Company's stockholders are shareholders.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

SUPPLEMENTARY INFORMATION


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

SCHEDULE I
LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital		
Total stockholders' equity	$	62,589
Less deductions and/or charges		89
Net Capital	$	62,500
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Excess net capital	$	57,500
Ratio: Aggregate indebtedness to net capital		.74%

There were no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2012 as filed on January 17, 2013.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division


WARREN AVERETT, LLC CPAs and Consultants
Warren Averett Kimbrough & Marino Division

INDEPENDENT REGISTED PUBLIC ACCOUNTING ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 12, 2013

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

In planning and performing our audit of the financial statements of LEC Investment Corp., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3a(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

LEC INVESTMENT CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2012


WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division

CONTENTS

The following supplementary schedules are not applicable at December 31, 2012:
- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

- Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission



WARREN AVERETT, LLC
Warren Averett Kimbrough & Marino Division